Filed pursuant to Rule 424(b)(3)
File No. 333-229448

EATON VANCE ENHANCED EQUITY INCOME FUND II
Supplement to Prospectus dated April 22, 2021 and Prospectus Supplement dated April 22, 2021

The following replaces any references, contained either in the Prospectus or the Prospectus Supplement, with respect to the Fund’s: (i) last reported sale price; (ii) net asset value (“NAV”) per Common Share; (iii) percentage premium to NAV per Common Share; (iv) number of Common Shares outstanding; and (v) net assets.

On June 30, 2021, the last reported sale price, NAV per Common Share and percentage premium to NAV per Common Share, were $23.28, $23.25 and 0.13%, respectively. As of June 30, 2021, we had 49,924,261 Common Shares outstanding and net assets of approximately $1,160,765,797.

The following replaces the last sentence in the first paragraph under “Use of Proceeds” in the Prospectus Supplement:

Assuming the sale of all of the Common Shares offered under this Prospectus Supplement and the accompanying Prospectus, at the last reported sale price of $23.28 per share for our Common Shares on the NYSE as of June 30, 2021, we estimate that the net proceeds of this offering will be approximately $82,607,180 after deducting the estimated sales load and the estimated offering expenses payable by the Fund.

July 1, 2021